Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Erin Purnell and Jay Ingram

Re:	Shoals Technologies Group, Inc. Registration Statement on Form S-1 Registration File No. 333-251830	January 22, 2021

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Shoals Technologies Group, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 2:30, Eastern Time, on January 26, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 6,476 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from January 19, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Goldman Sachs & Co. LLC
By:	/s/ Charles Park
Name: Charles Park
Title: Managing Director

J.P. Morgan Securities LLC
By:	/s/ Jin Izawa
Name: Jin Izawa
Title: Vice President